

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2012

Via E-mail
Matthew C. Los
Chief Executive Officer
c/o Seacrest Shipping Co. Ltd.
8-10 Paul Street
London EC2A 4JH, England

> **Re:** **Aquasition Corp.**
> **Registration Statement on Form F-1**
> **Filed on April 4, 2012**
> **File No. 333-180571**

Dear Mr. Los:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

2. Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

3. We note that there are a number of additional exhibits that still need to be filed. Please provide these exhibits as promptly as possible. Please note that we may have comments on these materials once they are provided.

4. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act ("the Act"), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

- Describe how and when a company may lose emerging growth company status;

- A brief description of the exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002; and

- Your election under Section 107(b) of the Act:

  o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

  o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

Prospectus Summary

Overview, page 2

5. We note your disclosure that although your Amended and Restated Articles of Incorporation and by-laws do not limit you to a particular geographic region or industry, you intend to focus on operating businesses and assets in the international maritime transportation, offshore and related maritime services industries, especially those requiring energy commodity transportation or logistics expertise. Please revise your disclosure to clarify whether you are committed to a particular industry of focus, for it seems inconsistent to have detailed disclosure about a specific industry when the company may combine with an entity from any industry.

Conflicts of Interest, page 6

6. Please revise the conflicts of interest disclosure to specifically highlight that you may enter into a business combination with companies affiliated with your officers and directors. Please also disclose that that officers, directors, or entities affiliated with them may purchase a minority interest in an acquisition target and discuss any resulting conflicts of interest that may arise from this scenario.

7. We note that your officers and directors are currently employed by other entities and are not obligated to contribute any specific number of hours per week to your affairs. Please revise your disclosure to describe the specific business activities in which your officers and directors are currently involved. In addition, please revise your disclosure to approximate the hours per week or percentage of time that your officers and directors plan to devote to your company. Please revise the first risk factor on page 35 of your prospectus to provide this information as well.

Indemnity, page 10

8. We note that if the company is unable to complete an acquisition transaction and is forced to dissolve and liquidate, its founders, by agreement, will jointly and severally indemnify the company for all claims of the contracted parties. Please revise your disclosure to specifically describe what claims are covered by the indemnity agreement and what claims are excluded. Also, please file the indemnity agreement as an exhibit to the registration statement.

Limited payments to insiders, page 11

9. We note that you are obligated to repay an $85,650 non-interest bearing loan made by Aqua Investments Corp. Please confirm whether this loan is evidenced by the promissory note that you plan to file as exhibit 10.7 to the registration statement. If there is an underlying loan agreement, please file that agreement as an exhibit to the registration statement as well.

10. Please file the lease agreement and any other agreements evidencing the $7,500 per month payment for office space, administrative services and secretarial support as exhibits to the registration statement.

11. Please revise your disclosure to quantify your reference to "reasonably incurred" out-of-pocket expenses by your officers, directors or any of their respective affiliates. In this regard, please discuss whether there is a maximum amount of out-of-pocket expenses that may be reimbursed.

Limitation on redemption rights of stockholders holding 10% or more…, page 15

12. We note that if you no longer have FPI status and have to hold a stockholder vote, a public stockholder will be restricted from redeeming its shares with respect to more than an aggregate of 10% of the shares sold in this offering. Please revise your disclosure here and in your related risk factor on page 44 to state whether this 10% threshold can be lowered in any circumstances.

Risk, page 21

13. Please revise your disclosure to identify the lines of business or industry focus of the companies with which your officers and directors are affiliated and how this affiliation could result in a conflict of interest for officers and directors. In this regard, please highlight that your officers and directors must present potential acquisition targets to affiliated entities prior to presenting such acquisition targets to the Company. In addition, please disclose that the Company may only proceed with such an acquisition after the entities affiliated with your officers and directors have rejected the opportunity to acquire the acquisition target. Cross-reference to "Management – Conflicts of Interest" is not sufficient.

14. We note that your risk factors disclose that investors will not be entitled to the protections normally provided to investors in blank check companies. Please disclose the extent of material benefits and protections offered by Rule 419 that investors in your company will not be afforded. Cross-reference to a "Comparison to offerings of blank check companies" is not sufficient.

Selected Financial and Operating Data, page 22

15. You disclose at page 8 that the founders' shares includes 187,500 units subject to forfeiture. In other areas of the Form F-1 you refer to these as 187,500 shares of common stock that are subject to forfeiture. If these are indeed units, please disclose if the underlying securities for the 187,500 units sold to your founders include warrants and as well as common stock. Alternatively, revise your disclosure to consistently refer to these as common stock shares.

Risk Factors, page 24

We may not be able to consummate an acquisition transaction within…, page 24

16. We note your disclosure that although $10.20 per share is initially placed in trust, you may incur liabilities which are satisfied from the funds held in trust. Please revise your disclosure in this risk factor to provide a concise discussion identifying the purposes and amounts for which you are permitted to use the trust funds and interest.

Stockholders may be liable for claims of third party creditors to the extent…, page 26

17. We note your discussion in this risk factor that stockholders could potentially be liable for any claims beyond the third anniversary of such dissolution or the settlement of claims, litigation or proceedings begun prior to or during the three year period. Please revise your risk factor heading to specifically highlight that stockholders' liability to third parties could extend indefinitely because you do not intend to comply with the liquidation procedures set forth in section 106 of the Marshall Islands Business Corporations Act.

<u>Because we are incorporated under the laws of the Marshall Islands…, page 31</u>

18. Please ensure that you include a substantive discussion elsewhere in your prospectus that meets the requirements of Rule 101(g) of Regulation S-K. Please ensure that you discuss whether a treaty or reciprocity exists between the United States and the Marshall Islands or other material jurisdictions.

<u>We will not be required to obtain a fairness opinion from an independent …, page 32</u>

19. We note that your risk factor discloses that if the company agrees to combine with a company affiliated with its management, an opinion regarding the fairness of the combination is required from an unaffiliated, independent investment banking firm that is a member of FINRA. Please incorporate this information under a separate risk factor with a title specifically highlighting that the Company may acquire a business target from a company affiliated with management.

<u>Certain of our officers and directors may in the future become affiliated…, page 34</u>

20. We note that some of your officers and directors, for example Mr. Los and Mr. Frangos, are affiliated with Safe Ship Investment Company and Enerpro Ltd., which engages in similar business activities to those intended to be conducted by you. Please revise your disclosure to include a separate risk factor discussing which officers and directors are already affiliated with companies which engage in similar business activities, the names of the companies, and a description of their specific line of business.

<u>Some of our executive officers and directors may remain with us following…, page 34</u>

21. We note that you intend for at least some of your executive officers and directors to continue to be involved in your management following your initial acquisition transaction. Accordingly, please revise your disclosure to specify these officers and directors and in what capacity they will continue to be involved in your business.

<u>Certain obligations of our founders are memorialized in agreements…, page 36</u>

22. Please revise your disclosure to identity the specific agreement which contains each of the obligations you identify in the risk factor.

<u>We will probably consummate only one acquisition transaction…, page 38</u>

23. Please revise your disclosure to include a separate risk factor which discusses the risks associated with simultaneously acquiring several businesses.

The NASDAQ Capital Market may delist our securities, which could limit…, page 39

24. Please revise your disclosure to identify the principal continued listing requirements and initial listing requirements that you believe your company may be at risk of violating.

25. We note that you plan to apply for listing on the NASDAQ Capital Market. If you intend to rely on exchange rules that permit foreign private issuers to follow their home country requirements to some extent concerning corporate governance issues, please revise this risk factor to disclose this reliance and describe the corporate governance matters affected.

Our outstanding warrants may adversely affect the market price of our shares…, page 41

26. Please revise your disclosure in the risk factor to state when the warrants will become exercisable. It appears from the prospectus cover page that they will become exercisable on the later of your consummation of an acquisition transaction or one year from the date of the prospectus.

You will not be able to exercise your redeemable warrants if we do not have…, page 42

27. Please revise your disclosure to discuss the difficulties that may prevent you from maintaining an effective registration statement and current prospectus.

Description of Securities, page 117

28. Your discussion under this heading should include all of the information required by Items 10.A and 10.B of Form 20-F. Please discuss, for example, the ability of shareholders to submit proposals for shareholder meetings and discuss any procedures and timelines by which your board may make calls on shareholders for outstanding taxes or fees.

Backup Withholding and Information Reporting, page 138

29. Please include discussion of the requirements of the Hiring Incentives to Restore Employment Act of 2010.

Financial Statements

Note 6 – Commitments, page F-11

30. Please tell us why management used an "…evaluation of the market cap weighted average historical volatilities of various international maritime shipping companies…" to estimate the volatility of your stock options considering your status as a blank check company. Since you have not commenced operations it does not appear that your business is similar or comparable to companies operating in the international maritime

shipping business. Please revise your estimate using an expected volatility assumption that is more reflective of your present operations. Alternatively, tell us why you believe this assumption is representative of the Company's operations.

31. You disclose that you have agreed to pay your legal counsel $75,000 in connection with the proposed public offering upon consummation of your initial acquisition transaction. Please tell us if you have incurred any legal expenses to date and, if so, please accrue the legal expenses incurred to-date or tell us why you do not need to accrue the legal expenses incurred.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christine Allen at (202) 551-3652 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey Riedler
Assistant Director

cc: Giovanni Caruso
        Loeb & Loeb LLP
        345 Park Avenue
        New York, New York 10154